FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Shareholders of Gold Fields ("shareholders") are advised that the board of directors of Gold Fields has received an unsolicited proposal regarding a potential merger between Gold Fields and a third party. The proposal, which was received at 18:00 on Saturday, 16 October and which has now lapsed, did not constitute an offer to shareholders in terms of the rules of the Securities Regulation Code on Takeovers and Mergers. Given that the company is currently the subject of rumour and speculation and that a more complete proposal or alternatively a firm offer may shortly be made, shareholders are advised to exercise caution when dealing in securities of the company until such time as a further announcement is made.
Johannesburg
18 October 2004
CAUTIONARY ANNOUNCEMENT
Gold Fields Limited
(Incorporated in the Republic of South Africa)
Registration number 1968/004880/06
JSE code: GFI ISIN: ZAE000018123
("Gold Fields" or the "company")
JPMorgan
Sponsor

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 25 October 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs